UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

SeaChange International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

811699107

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, New Jersey 07626

(212) 845-7977

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,067,616
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,067,616
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

TAR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,067,616[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,067,616[2]
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%
14	TYPE OF REPORTING PERSON

OO

1 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

2 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

3

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

CCUR HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,284,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,284,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,284,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

WAYNE BARR, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,284,910
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,284,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,284,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 811699107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended and restated to read as follows:

(a)                This Schedule 13D is being filed by (i) TAR Holdings LLC, a New Jersey limited liability company (“TAR Holdings”), with respect to the shares of Common Stock directly owned by it; (ii) Karen Singer (“Ms. Singer”), as the managing member of TAR Holdings, (iii) CCUR Holdings, Inc., a Delaware corporation (“CCUR Holdings”), with respect to the shares of Common Stock directly owned by it and (iv) Wayne Barr, Jr. (“Mr. Barr”), as CEO, President and Executive Chairman of CCUR Holdings. Ms. Singer, as the managing member of TAR Holdings, has sole dispositive and voting power with respect to the shares of Common Stock of the Issuer reported owned by TAR Holdings.

Each of TAR Holdings, Ms. Singer, CCUR Holdings and Mr. Barr is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of TAR Holdings is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The principal business address of Ms. Singer is 212 Vaccaro Drive, Cresskill, New Jersey 07626. The principal business address of each of CCUR Holdings and Mr. Barr is 4375 River Green Parkway, Suite 210, Duluth, Georgia 30096.

(c)       The principal business of TAR Holdings is investing in securities and engaging in all related activities and transactions. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities. CCUR Holdings is a long-term capital company. Mr. Barr’s principal occupation is serving as CEO, President and Executive Chairman of CCUR Holdings and as the principal of Oakleaf Consulting Group LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ms. Singer and Mr. Barr are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

6

CUSIP NO. 811699107

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

Ms. Singer is the managing member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used by TAR Holdings for the purchase of the securities reported herein was approximately $10,051,648, including brokerage commissions.

The securities purchased by CCUR Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate amount of funds used by CCUR Holdings for the purchase of the securities reported herein was approximately $2,042,111, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2019, the Issuer announced leadership changes following the resignation of the Issuer’s former Chief Executive Officer (the “CEO”) in his roles as the Issuer’s CEO and a member of the Issuer’s Board of Directors (the “Board”). The Reporting Persons believe that certain statements made by the Issuer’s former CEO in his resignation letter, included as Exhibit 17.1 to the Issuer’s Form 8-K filed with the SEC on February 26, 2019, mischaracterize the Reporting Persons’ engagement with the Issuer to date. The Reporting Persons do not intend to respond to certain of the false and disparaging statements made by the former CEO, and instead express strong support for the Board, who worked diligently with us to reach this agreement, and strongly support the change of leadership based on the dreadful performance in both the operations and the stock price of the Issuer under the former CEO over the last several years.

On February 28, 2019, TAR Holdings LLC and Karen Singer (collectively, “TAR Holdings”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Board and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to take all necessary actions to: (i) set the size of the Board at eight members, (ii) appoint Robert M. Pons to the Board as a Class II director with a term to expire at the 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and (iii) appoint Jeffrey M. Tuder to the Board as a Class III director with a term to expire at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”).

Pursuant to the terms of the Agreement, so long as TAR Holdings continues to beneficially own at least 8.0% of the Common Stock, as adjusted for actions that increase the number of outstanding shares of Common Stock (the “Eight Percent Ownership Condition”), the Issuer agreed that the Board will not increase the size of the Board to more than eight members during the Standstill Period (as defined below) without the prior written consent of TAR Holdings. The Issuer further agreed that, so long as TAR Holdings has not been found to have materially breached its obligations pursuant to the Agreement (subject to a 10-day cure period) and continues to beneficially own at least 5.0% of the Common Stock, as adjusted for actions that increase the number of outstanding shares of Common Stock (the “Five Percent Ownership Condition”), the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to nominate, recommend support and solicit proxies for Mr. Pons for election at the 2019 Annual Meeting for a term expiring at the 2022 annual meeting of stockholders in the same manner as the Issuer recommends, supports and solicits proxies for the election of each other Class II nominee recommended for election by the Board at the 2019 Annual Meeting.

7

CUSIP NO. 811699107

Pursuant to the terms of the Agreement, so long as TAR Holdings has not been found to have materially breached its obligations under the Agreement (subject to a 10-day cure period), during the Standstill Period, TAR Holdings has the right to recommend replacement directors (each, a “Replacement Director”) for appointment to the Board, subject to approval of the Corporate Governance and Nominating Committee and the Board, to replace: (1) each of Messrs. Pons and Tuder (collectively, the “New Directors”) and their respective Replacement Directors, in the event the New Directors or any of their respective Replacement Directors are unable to serve as directors, resign as directors or are removed as directors, provided that the Eight Percent Ownership Condition has been satisfied, and (2) only one of the New Directors or one of their respective Replacement Directors, in the event that one or more New Directors or any of their respective Replacement Directors are unable to serve as directors, resign as directors or are removed as directors provided that the Five Percent Ownership Condition has been satisfied but the Eight Percent Ownership Condition has not been satisfied. The Agreement further provides that, if TAR Holdings ceases to satisfy the Five Percent Ownership Condition, TAR Holdings’ right to recommend the appointment of any Replacement Director terminates.

The Issuer also agreed to take all necessary actions to appoint each of the New Directors as a member of at least one committee of the Board. The Issuer agreed that, during the Standstill Period, each committee and subcommittee of the Board will include at least one New Director in accordance with the listing standards of the Nasdaq Stock Market LLC.

The Agreement also provides that if both New Directors (or their respective Replacement Directors) are serving on the Board and TAR Holdings ceases to satisfy the Eight Percent Ownership Condition, one New Director (or Replacement Director), as chosen by TAR Holdings in its sole discretion, will resign from the Board. If, at any time, either (i) TAR Holdings ceases to satisfy the Five Percent Ownership Condition or (ii) TAR Holdings has been found to have materially breached its obligations pursuant to the Agreement (subject to a 10-day cure period), each New Director and each Replacement Director will resign from the Board.

The Agreement further provides that, during the Standstill Period, TAR Holdings will appear in person or by proxy at any meeting of the Issuer’s stockholders and vote all of its shares in favor of any proposal supported by a majority of the Board. However, if the recommendation of Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co. (“Glass Lewis”) differs from the Board’s recommendation with respect to any matter (other than nominees for election as directors to the Board), TAR Holdings shall have the right to vote in accordance with the recommendation of either ISS or Glass Lewis with respect to such matters; provided, however, that TAR Holdings shall have the right to vote in its sole discretion with respect to any matter relating to an Extraordinary Transaction (as defined in the Agreement). TAR Holdings agreed to continue to hold its shares of Common Stock through the 2019 Annual Meeting.

Pursuant to the terms of the Agreement, TAR Holdings agreed to customary standstill obligations until the tenth (10th) business day prior to the last day of the time period for stockholders to deliver notice to the Issuer of director nominations to be brought before the 2020 Annual Meeting (as set forth in the advance-notice provisions of the Issuer’s Amended and Restated By-laws (the “By-laws”)) (the “Standstill Period”). Each of the Issuer and TAR Holdings also agreed to customary mutual non-disparagement obligations. The Issuer also agreed to reimburse TAR Holdings’ reasonable, documented out-of-pocket fees and expenses of its outside legal counsel incurred in connection with the matters related to the Agreement in an amount not to exceed $100,000 in the aggregate. The Agreement automatically terminates if TAR Holdings ceases to satisfy the Five Percent Ownership Condition.

On March 1, 2019, the Issuer and the Reporting Persons jointly issued a mutually agreeable press release to announce their entry into the Agreement.

8

CUSIP NO. 811699107

Item 5.	Interest in Securities of the Issuer.
Item	5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 35,754,609 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on December 17, 2018.

A.	TAR Holdings
(a)	As of the date hereof, TAR Holdings beneficially owns 6,067,616 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 17.0%

(b)	1. Sole power to vote or direct vote: 6,067,616
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,067,616
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by TAR Holdings since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Ms. Singer
(a)	Ms. Singer, as the managing member of TAR Holdings, beneficially owns 6,067,616 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 17.0%

(b)	1. Sole power to vote or direct vote: 6,067,616
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,067,616
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Singer has not entered into any transactions in the shares of Common Stock since the filing of the Schedule 13D. The transactions in the shares of Common Stock on behalf of TAR Holdings since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	CCUR Holdings
(a)	As of the date hereof, CCUR Holdings beneficially owns 1,284,910 shares of Common Stock.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,284,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,284,910

(c)	The transactions in the shares of Common Stock by CCUR Holdings during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
9

CUSIP NO. 811699107

D.	Mr. Barr
(a)	Mr. Barr, as CEO, President and Executive Chairman of CCUR Holdings, may be deemed to beneficially own the 1,284,910 shares of Common Stock owned by CCUR Holdings.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,284,910
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,284,910

(c)	Mr. Barr has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of CCUR Holdings during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 7,352,526 shares of Common Stock, constituting approximately 20.6% of the shares of Common Stock outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his, her or its pecuniary interest therein.

(d)	No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 1, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated February 28, 2019.
99.1	Joint Filing Agreement by and among TAR Holdings LLC, Karen Singer, CCUR Holdings, Inc. and Wayne Barr, Jr., dated March 1, 2019.

10

CUSIP NO. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

TAR Holdings LLC

By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Managing Member

/s/ Karen Singer
Karen Singer

CCUR Holdings, Inc.

By:	/s/ Wayne Barr, Jr.
	Name:	Wayne Barr, Jr.
	Title:	CEO, President and Executive Chairman

/s/ Wayne Barr, Jr.
Wayne Barr, Jr.

11

CUSIP NO. 811699107

SCHEDULE A

Directors and Officers of CCUR Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Wayne Barr, Jr. Officer*

Warren Sutherland Officer	Chief Financial Officer of CCUR Holdings, Inc.	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

David Nicol Director	Advisor for technology-based businesses	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

Steven G. Singer Director	Consultant for Remus Holdings Inc.	4375 River Green Parkway Suite 210 Duluth, Georgia 30096	USA

* Mr. Barr is a Reporting Person and, as such, the information with respect to Mr. Barr called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 811699107

SCHEDULE B

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TAR Holdings LLC

Purchase of Common Stock	85,908	1.5700	02/04/2019
Purchase of Common Stock	27,784	1.6300	02/07/2019
Purchase of Common Stock	15,400	1.6267	02/08/2019
Purchase of Common Stock	7,320	1.6460	02/08/2019
Purchase of Common Stock[1]	75,000	2.5000	02/15/2019
Purchase of Common Stock	955,987	1.5526	02/27/2019

CCUR Holdings, Inc.

Purchase of Common Stock	14,600	1.2774	01/02/2019
Purchase of Common Stock	931	1.3500	01/03/2019
Purchase of Common Stock	250	1.3800	01/04/2019
Purchase of Common Stock	955,987	1.5500	02/27/2019

1 Represents shares of Common Stock underlying exchange-listed American-style put option sold short that were assigned. Such put options were assigned at a strike price of $2.50 and would have expired on February 15, 2019.